                                                                    EXHIBIT 99.1

                  TELIGENT REPORTS $152 MILLION IN 2000 REVENUE

       RECORDS NEARLY 400 PERCENT GROWTH IN SECOND FULL YEAR OF OPERATIONS

VIENNA, VA, February 28, 2001 - Teligent, a global leader in broadband communications, today reported revenue of $152 million for 2000 and $54 million for the quarter ending December 31, posting tremendous growth in its second full year of operations.

Year-end 2000 revenue was up nearly 400 percent from the $31 million in revenue posted for 1999. Fourth quarter 2000 revenue increased more than 200 percent from the $15.5 million reported for the fourth quarter of 1999, and was up 27 percent, or $11.4 million, versus last quarter's $43 million.

"Teligent's fourth quarter results capped an astounding 12 months of growth for the company," said Chairman and Chief Executive Officer Alex J. Mandl. "We grew our revenue, expanded our footprint of on-net buildings, increased our customer base, and strengthened our international presence, positioning ourselves aggressively for 2001 and beyond."

In addition, the company is taking steps towards securing a new funding package. "Teligent is making significant progress toward completing this new round of financing which I anticipate will involve a mix of equity, debt and vendor funding," Mandl said.

Teligent achieved broad success with regard to building, customer and lines growth in the year 2000. "Teligent now has the broad footprint, and the systems, processes and the people needed to execute on our on-net strategy, deepen penetration into our network, and grow our revenue rapidly and efficiently," Mandl said.

In the fourth quarter, Teligent made important strides toward driving more traffic onto its own network, and increasing the numbers of on-net buildings and local lines. Teligent's total number of on-net buildings at the end of 2000 was 4,469. More than 60 percent of the 4,469 buildings are equipped with fixed wireless, up 154 percent from the end of 1999. And 90 percent of the 327 on-net buildings Teligent added during the fourth quarter were equipped with fixed wireless.

Teligent expanded its nodal coverage to 294 locations at the end of 2000, more than double the number at the end of 1999.

As of December 31, 2000, Teligent's customer base had grown to more than 35,500 customers, more than double the 15,000 customers installed at the end of 1999. Local customers increased more than 150 percent and data customers more than tripled during 2000.

The company installed over 66,000 lines during the fourth quarter of 2000, ending the year with 490,318 lines in service inclusive of any adjustments, disconnects and acquisitions made during the year. The number of lines installed grew more than 45 percent year-over-year. Total local lines installed during the fourth quarter were 34,283, bringing the total number of local lines to 137,617. Year-over-year, Teligent recorded more than 300 percent gains in total local lines installed.

Teligent's growth in 2000 solidified its position as an industry leader in delivering high-speed, competitively priced communications services to businesses of all sizes - on both the domestic and international fronts.

Internationally, Teligent leveraged its joint venture partnerships to aggressively build its European, Asian and Latin American presence. New spectrum awards in Germany and France improved Teligent's overseas coverage to 180 million POPs.

During the fourth quarter, ArcTel, Teligent's joint venture with Mannesman Arcor in Germany, was awarded 8 additional regional licenses covering major German business centers such as Berlin, Hamburg and Frankfurt. ArcTel recently turned up its first customer in Frankfurt and, by the end of 2000, had fixed wireless links up and running in 50 markets throughout Germany. In the fourth quarter, ArcTel secured over $30 million of equipment financing from Vodafone Group, and will continue its expansive build out in the coming year.

In Spain, Teligent's joint venture with Jazztel, Banda 26, turned up its first broadband customers, while entering into an equipment agreement with Ericsson for the build out of its countrywide network.

Teligent's joint venture with Louis Dreyfuss and Artemis in France was awarded three additional regional licenses in 2000. In Argentina, Teligent, along with P-Com, continues to execute its initial build out in Buenos Aires, Cordoba, Rosario, and Mendoza.

For the year ending December 31, 2000, Teligent reported a net loss of $808 million and negative EBITDA of $436 million, compared to a net loss of $529 million and negative EBITDA of $382 million for 1999. The net loss for the fourth quarter was $260 million, compared to a net loss of $154 million in the fourth quarter of 1999. EBITDA for the quarter was negative $119 million, compared to negative $92 million last quarter.

Teligent's fourth quarter results include a one-time restructuring charge of $14.5 million, and a non-cash asset charge of $20.1 million.

Teligent reported $285 million in capital expenditures in 2000, up from $261 million in 1999. Capital expenditures for the fourth quarter were $67 million, compared to $43 million last quarter and down from $124 million in the fourth quarter of 1999.

As of December 31, Teligent reported gross property, plant and equipment of $724 million and cash and short-term investments of $362 million, following the December draw-down of the remaining $250 million from the company's credit facility.

Teligent's employee base ended the year at 2,729 employees.

                       ABOUT TELIGENT'S BROADBAND NETWORKS

Teligent's local communications networks integrate the latest advances in high-frequency microwave technology with traditional broadband wireline equipment. Together these technologies enable Teligent to increase its local network efficiency and significantly lower network costs.

Teligent delivers fixed wireless services by installing small antennas on the roofs of customer buildings. When a customer makes a telephone call or accesses the Internet, the voice, data or video signals travel over the building's internal wiring to the rooftop antenna. These signals are then digitized and transmitted to a "base station" antenna on another building, usually less than three miles away.

Each base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a broadband switching center. At the switching center, ATM (Asynchronous Transfer Mode) switches and data routers distribute the traffic to other networks, such as public circuit-switched voice networks, packet-switched Internet and private data networks.

                                 ABOUT TELIGENT

Based in Vienna, Virginia, Teligent, Inc. (NASDAQ: TGNT) is a global leader in broadband communications offering business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in major markets throughout the United States. The company is working with international partners to extend its reach into Europe, Asia and Latin America. Teligent's offerings of regulated services are subject to all applicable regulatory and tariff approvals.

For more information, visit the Teligent website at: www.teligent.com

Teligent is a registered trademark of Teligent, Inc. SmartWave is an exclusive trademark of Teligent, Inc.

Except for any historical information, the matters discussed in this press release contain forward-looking statements that reflect the company's current views regarding future events. These forward-looking statements involve risks and uncertainties that could affect the company's growth, operations, markets, products and services. The company cannot be sure that any of its expectations will be realized. Factors that may cause actual results, performance or achievement to differ materially from those contemplated by its forward looking statements include, without limitation: 1) The success of the company in obtaining additional capital, including the satisfaction of stock price and trading volume conditions to draw down under the agreement with RGC International Investors, LDC; 2) The volatility of the market, including changes in the valuations of other telecommunications and fixed wireless telecommunications companies; 3) The ability of the company to successfully implement the new on-net strategy; 4) The negotiation and execution of the definitive agreements with respect to the company's international partnerships;
5) The receipt of all required approvals and consents from governmental authorities; 6) The success of the company and its partners in obtaining spectrum licenses in new markets; 7) The company's pace of entry into new markets; 8) The time and expense required to build the company's planned network and ISP infrastructure; 9) The impact of changes in telecommunications laws and regulations; 10) General economic and competitive conditions; 11) Technological developments; and 12) Other factors discussed in the company's filings with the Securities and Exchange Commission.


                                      # # #

                                 TELIGENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE, SHARE AMOUNTS, AND NUMBER OF EMPLOYEES)

                                                          THREE  MONTHS ENDED                      TWELVE MONTHS ENDED
                                                          -------------------                      -------------------

                                                DECEMBER 31, 2000  DECEMBER 31, 1999 (1)  DECEMBER 31, 2000  DECEMBER 31, 1999 (1)
                                                -----------------  ---------------------  -----------------  ---------------------

REVENUES:
Communications services                         $         54,075   $        15,499        $         152,072  $          31,304

COSTS AND EXPENSES:
Cost of services                                          99,670            72,721                  325,119            207,538
Sales, general and administrative expenses                73,542            53,253                  262,806            205,589
Restructuring and asset impairment                        34,585               -                     34,585                -
Stock-based and other noncash compensation                 5,836             7,820                   28,377             31,451
Depreciation and amortization expense                     64,675            15,439                  133,544             45,742
                                                ----------------   ---------------        -----------------  -----------------
       Total costs and expenses                          278,308           149,233                  784,431            490,320
                                                ----------------   ---------------        -----------------  -----------------

LOSS FROM OPERATIONS                                    (224,233)         (133,734)                (632,359)          (459,016)

Interest income                                            4,841             4,467                   25,052             18,933
Interest expense                                         (34,600)          (24,424)                (133,286)           (88,347)
Equity in loss of international ventures                  (4,977)              -                     (6,605)               -
Other income & expense                                    (1,032)                3                  (60,788)              (483)
                                                ----------------   ---------------        -----------------  -----------------

NET LOSS                                                (260,001)         (153,688)                (807,986)          (528,913)
                                                ----------------   ---------------        -----------------  -----------------

Accrued preferred stock dividends
   and accretion of issuance costs                       (10,724)           (2,906)                 (41,870)            (2,906)
                                                ----------------   ---------------        -----------------  -----------------

NET LOSS APPLICABLE TO
   COMMON SHAREHOLDERS                          $       (270,725)  $      (156,594)       $        (849,856) $        (531,819)
                                                ================   ===============        =================  =================

BASIC AND DILUTED NET LOSS PER
   COMMON SHARE                                 $          (4.25)  $         (2.89)       $          (14.19) $           (9.95)
                                                ================   ===============        =================  =================


WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                                         63,683,692        54,253,722               59,897,416         53,422,806


SELECTED FINANCIAL AND OTHER DATA:
                                            THREE MONTHS ENDED                           TWELVE MONTHS ENDED
                                  -----------------------------------------    ----------------------------------------

                                  DECEMBER 31, 2000   DECEMBER 31, 1999 (1)    DECEMBER 31, 2000  DECEMBER 31, 1999 (1)
                                  -----------------   ---------------------    -----------------  ---------------------

EBITDA (2)                        $        (119,137)  $      (110,475)         $        (435,853) $      (381,823)
Cash used in operations                    (124,755)          (45,530)                  (669,116)        (313,379)
Total capital expenditures                   66,693           124,278                    284,778          261,427

                                  DECEMBER 31, 2000   DECEMBER 31, 1999 (1)
                                  -----------------   ---------------------
Cash, short-term investments
  & restricted cash               $         362,565   $       595,127
Total assets                              1,209,476         1,131,843
Total stockholders' deficit                (960,585)         (441,917)

Number of employees                           2,729             2,822

(1) Certain amounts in prior year financial statements have been reclassified to conform to the current period's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for restructuring, asset impairment, and stock-based and other noncash compensation